Via EDGAR

September 12, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Cara Lubit

Re: Favo Capital, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 14, 2025 File No. 333-285663

Dear Cara Lubit:

We write on behalf of Favo Capital, Inc. (the “Company”) in response to Staff’s letter of March 14, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Draft Registration Statement on Form S-1, filed February 13, 2025 (the Comment Letter”). Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

DRAFT REGISTRATION STATEMENT ON FORM S-1 SUBMITTED FEBRUARY 13, 2025

GENERAL

1.       PLEASE TELL US WHETHER YOU INTEND TO REVISE FUTURE FILINGS TO INCLUDE A CAPITALIZATION TABLE, OR A DISCUSSION DETAILING THE COMPANY'S CAPITALIZATION, THEREBY PROVIDING INVESTORS WITH CLEAR INFORMATION ABOUT THE EQUITY OWNERSHIP STRUCTURE AND POTENTIAL DILUTION.

In response to this comment, the Company’s amended registration statement includes a Capitalization section and accompanying table.

2.       WE NOTE YOUR DISCLOSURE ON PAGE 33 THE MR. NAPOLITANO, WITH HIS COMMON STOCK AND SERIES C PREFERRED STOCK, HAS A MAJORITY OF THE TOTAL VOTE ON ALL MATTERS SUBMITTED TO THE STOCKHOLDERS FOR THEIR ACTIONS AND CONSIDERATION, INCLUDING THE ELECTION OF DIRECTORS. PLEASE CLARIFY WHETHER YOU WILL BE CONSIDERED A "CONTROLLED COMPANY" UNDER EXCHANGE LISTING STANDARDS.

In response to this comment, the Company is considered a “controlled company” under Nasdaq listing standards. The founders (Vincent Napolitano, Shaun Quin, and Glen Steward) control more than 50% of the voting power for the election of directors through a voting agreement governing the Series B Preferred Stock, which provides super-voting rights (50 votes per share). This agreement creates a "group" under Nasdaq IM-5615-5, exempting the Company from certain governance requirements. We have revised the S-1 to disclose this status and our reliance on the exemption.

3.       PLEASE INCLUDE A DEFINITION FOR ALL DEFINED TERMS THE FIRST TIME THEY ARE USED IN THE PROSPECTUS. FOR EXAMPLE, DEFINE "FAVO GROUP OF COMPANIES."

In response to this comment, the Company defined terms used for the first time in the amended registration statement, including the definition for “Favo Group of Companies.”

4.       WE NOTE THE STATEMENT ON PAGE 46 THAT, SINCE INCEPTION, YOU HAVE EXTENDED "OVER $140 MILLION IN CAPITAL AND SUPPORTED MORE THAN 10,000 BUSINESSES NATIONWIDE." HOWEVER, WE NOTE THE FEBRUARY 14, 2025 PRESS RELEASE QUOTING SENIOR OFFICERS OF FAVO AND INDICATING THAT THE COMPANY "HAS SYNDICATED OVER $1 BILLION IN CAPITAL AND SUPPORTED MORE THAN 20,000 BUSINESSES." PLEASE REVISE PAGE 46 AND/OR WHERE APPROPRIATE TO RECONCILE THE APPARENT INCONSISTENCY.

In response to this comment, the Company has revised its disclosure to clarify that the $153 million in capital originated and more than 10,000 businesses supported since 2020 reflect our direct and syndicated MCA activities. The prior reference to $1 billion syndicated and 20,000+ businesses in the February 2025 press release was an error and has been corrected in subsequent communications. The Company confirms that the figures provided in the amended registration statement are accurate and consistent with our records.

5.       WE NOTE YOU WILL NOT CLOSE THE OFFERING UNLESS YOU ARE LISTED ON NASDAQ. WE ALSO NOTE THE CLOSING IS EXPECTED TO OCCUR 1 TO 2 DAYS AFTER TRADING. PLEASE REVISE TO ADDRESS THE EXTENT TO WHICH THE RESALE OFFERING IS EXPECTED TO CONTINUE IF THE PRIMARY OFFERING DOES NOT CLOSE. CLARIFY THE REASONS FOR THE 1 TO 2 DAY TIME PERIOD AND ADVISE US OF WHAT FACTORS WILL DETERMINE WHEN THE CLOSING WILL OCCUR, ASSUMING NASDAQ APPROVAL.

In response to this comment, the Company has revised the registration statement to clarify the procedures and conditions related to the fully underwritten public offering, the reverse stock split, and the closing of the offering, as well as the status of the resale offering. The Company’s primary offering is a fully underwritten public offering, contingent upon achieving listing on The Nasdaq Capital Market. No resales covered by the prospectus will occur unless and until the primary offering closes. If the primary offering does not close (e.g., due to failure to satisfy Nasdaq listing requirements or other conditions precedent in the underwriting agreement), the resale offering will not proceed, as the registration statement will not be used for resales absent a successful primary offering.

The Company has coordinated with FINRA and its underwriters to effect a reverse stock split, which will be implemented on the first trading day following the effectiveness of the registration statement, as declared by the SEC. The reverse split is necessary to meet Nasdaq’s minimum bid price requirement of $4.00 per share (Nasdaq Listing Rule 5550(a)(2)). The Company anticipates that the reverse split will be effective on the first trading day post-effectiveness, with trading of the Company’s common stock on a split-adjusted basis commencing on Nasdaq thereafter, subject to Nasdaq’s approval of the Company’s listing application.

The closing of the primary offering is expected to occur one to two business days after the effectiveness of the registration statement and the commencement of split-adjusted trading, assuming Nasdaq approval and satisfaction of all conditions in the underwriting agreement.

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6.       PLEASE PROVIDE US WITH SUPPLEMENTAL COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, HAVE PRESENTED OR EXPECT TO PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT YOU RETAINED, OR INTEND TO RETAIN, COPIES OF THOSE COMMUNICATIONS. PLEASE CONTACT MADELEINE MATEO AT (202) 551-3465 TO DISCUSS HOW TO SUBMIT THE MATERIALS, IF ANY, TO US FOR OUR REVIEW.

In response to this comment, the Company acknowledges the request for supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to act on its behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

In response, the Company confirms that it has conducted a thorough review of the Company’s records and consulted with the Company’s authorized representatives, including underwriters and legal counsel, to identify any such communications, whether or not copies were retained or intended to be retained. To date, no such communications have been identified. For any communications expected to be presented in the future, the Company will ensure compliance with Section 5(d) and maintain records accordingly, supplementing this response as necessary should additional materials arise prior to the completion of the offering process.

RISKS RELATED TO THE OFFERING AND THE MARKET FOR OUR STOCK, PAGE 10

7.       IT IS UNCLEAR WHY YOU BELIEVE THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT APPLY TO YOU. PLEASE REMOVE OR ADVISE WHY YOU BELIEVE THEY ARE AVAILABLE.

In response to this comment, the Company deleted reference to the Safe Harbor in its amended registration statement.

CORPORATE HISTORY, PAGE 11

8.       WE NOTE YOUR DISCLOSURE ON PAGE 12 THAT YOU CHANGED YOUR NAME TO FAVO CAPITAL, INC. ON SEPTEMBER 2, 2020. ON PAGE F-6, YOU DISCLOSE THAT YOU CHANGED YOUR NAME TO FAVO CAPITAL, INC. ON MARCH 2, 2021. PLEASE REVISE YOUR DISCLOSURES TO EXPLAIN OR RECONCILE THESE DIFFERENCES.

In response to this comment, the Company changed its name to Favo Capital, Inc. on September 2, 2020, and updated the registration statement to reflect that date in all places.

9.       WE NOTE YOUR REFERENCES IN MULTIPLE PLACES WITHIN THE FILING, SUCH AS ON PAGES 12, F- 26 AND F-29, TO THE ACQUISITION OF THE PROPRIETARY SOFTWARE PLATFORM AND CALL CENTER OF LENDTECH, BELIEVE, AND DBOSS. WE ALSO NOTE MULTIPLE REFERENCES TO THE "SIMPLIFIED ACQUISITION," SUCH AS ON PAGES F-25 AND F-29. PLEASE ADDRESS THE ITEMS BELOW.

REVISE YOUR DISCLOSURES THROUGHOUT THE DOCUMENT TO CLARIFY WHETHER THE ACQUISITION OF THE PROPRIETARY SOFTWARE PLATFORM AND CALL CENTER IS THE SAME AS THE “SIMPLIFIED ACQUISITION.”

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In response to this comment, we revised the filing to define “Simplified Companies” as DBOSS Funding, LLC (d/b/a Simplified Funding), LendTech CRM Solutions LLC, and Believe PMF EIRL, and to define the “Simplified Acquisition” as our January 2, 2024 transaction in which we acquired the proprietary software platform and call-center operations used by the Simplified Companies. All references to the “acquisition of the proprietary software platform and call center” refer to this same Simplified Acquisition, and the defined terms are now used consistently throughout.

REVISE YOUR DISCLOSURE TO CLARIFY WHY YOU REFER TO THIS ACQUISITION AS THE "SIMPLIFIED ACQUISITION."

In response to this comment, we refer to the transaction as the "Simplified Acquisition" because DBOSS Funding, LLC operates under the trade name "Simplified Funding," and the acquired platform and call-center operations constitute the operating infrastructure of that business (together with LendTech and Believe). We added this explanation at the first use of the term.

REVISE YOUR DISCLOSURE ON PAGE F-29 TO REFLECT, IF TRUE, THAT THE TOTAL CONSIDERATION PAID FOR THE ACQUISITION OF THE PROPRIETARY SOFTWARE PLATFORM AND CALL CENTER TOTALED APPROXIMATELY $1,650,000, NOT $650,000.

In response to this comment, we corrected page F-29 (and conforming cross-references) to state that total consideration was approximately $1,650,000 (rather than $650,000), comprised of cash, shares of common stock issued/issuable, and deferred commissions measured at fair value as of the acquisition date in accordance with ASC 805.

10.   WE NOTE YOUR DISCLOSURE ON PAGE 13 THAT YOU ENTERED INTO A BUSINESS COMMISSION AGREEMENT WITH ROBINPAWS, LLC, WHICH WAS AMENDED IN JANUARY 2025 TO REFER BOTH NEW BUSINESS CLIENTS AND RENEWALS OF EXISTING BUSINESS CLIENTS OF ROBINPAWS TO SERVICES PROVIDED BY FAVO CAPITAL IN EXCHANGE FOR COMMISSIONS. PLEASE REVISE YOUR DISCLOSURE HERE AND/OR ELSEWHERE, AS APPROPRIATE, TO DISCUSS THE MATERIAL TERMS OF THIS AGREEMENT BOTH BEFORE AND AFTER THE JANUARY 2025 AMENDMENT AND TO QUANTIFY THE EXTENT TO WHICH THIS AGREEMENT HAS GENERATED BUSINESS OR COMMISSION EXPENSE DURING THE PERIODS PRESENTED.

In response to the SEC’s comment, we have revised our disclosure on page 31 (and elsewhere, as applicable) to clarify the material terms of the Business Commission Agreement with Robinpaws, LLC, both before and after the January 2025 amendment.

Specifically, we disclose that:

▪  Under the original agreement, effective December 21, 2023, Robinpaws referred new business clients to Favo Capital and received a fixed base payment and commissions on funded transactions. The commissions included tiered rates for new business, as well as flat rate commissions on renewals of the acquired book of business, externally funded business, and lender bonuses.

▪  In January 2025, the agreement was amended, to modify the renewal commission structure and reduce certain other payments. Renewals that met specific criteria (e.g., same lender payoff, LOC financing, equipment financing, collateral-based funding, or single position payoff) remained eligible for the flat rate commission. Renewals outside these categories were reclassified as "new business" and paid at the tiered commission rates. In addition, commissions on lender bonuses and other financial rewards were reduced from 50% to 30%.

▪  Commissions under both the original agreement and the amendment remain structured as a percentage of the funded amount, subject to the applicable tiers and criteria.

At present, the Company is not able to provide a meaningful quantification of the extent to which this agreement has generated business volume during the periods presented. The business referred under the agreement has not represented a material portion of our overall origination or commission expense to date. We will continue to monitor the impact of this arrangement and, if it becomes material in future periods, we will provide the Staff with appropriate quantified disclosure.

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11.   PLEASE REVISE YOUR DISCLOSURE HERE TO ADDRESS THE ITEMS BELOW.

PLEASE CLARIFY WHETHER THE COMPANY IS CURRENTLY PRIMARILY ENGAGED IN THE ACQUISITION, EXPLORATION, AND DEVELOPMENT OF MINING PROPERTIES.

In response to this comment, the Company is not currently engaged in the acquisition, exploration, and development of mining properties. The Company was in that business from 2006 until about 2014 when the Company ceased reporting with the SEC.

PLEASE DESCRIBE HERE, AND ELSEWHERE AS APPROPRIATE, YOUR RELATIONSHIP WITH CUSTODIAN VENTURES, LLC AND ITS CURRENT STATUS. FOR EXAMPLE, WE NOTE THAT THE DISTRICT COURT OF NEVADA APPOINTED CUSTODIAN VENTURES, LLC AS CUSTODIAN FOR BEESTON ENTERPRISES LTD. PLEASE DISCLOSE THE NATURE OF THE CIRCUMSTANCES LEADING TO THE APPOINTMENT OF A CUSTODIAN FOR BEESTON ENTERPRISES, LTD., AND ANY MATERIAL EFFECTS ON YOUR BUSINESS.

In response to this comment, the Company has no relationship with Custodian Ventures, LLC. According to the petition filed by Custodian Ventures, LLC on August 28, 2018, and the state court in Nevada that granted the petition, Section 78.347(1) of the Nevada Revised Statutes provides that: any stockholder may apply to the district court to appoint one or more persons to be custodians of the corporation ... when the corporation has abandoned its business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets in accordance with Chapter 78 of the Nevada Revised Statutes.

The Declaration of David Lazar, Manager of Petitioner Custodian Ventures, LLC states that Petitioner must make reasonable efforts to contact the officers and directors of the abandoned corporation to demand that they comply with Chapter 78 of the Nevada Revised Statutes. See NRS 78.347(2)(e) and NRS 78.347 (2)(f). To that end, Petitioner diligently investigated the company to identify all past and current available contact information for the officers and directors of BEESTON ENTERPRISES LTD. Multiple attempts to contact the officers and directors were made via U.S. Mail and telephone. These efforts failed and the officers and directors have failed to reinstate BEESTON ENTERPRISES LTD. or schedule a shareholders meeting.

WE NOTE THE STATEMENT THAT ON OCTOBER 29, 2018, YOU "TERMINATED" ITS REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. PLEASE PROVIDE CLARIFYING DETAILS AS TO WHOSE REGISTRATION STATEMENT WAS TERMINATED.

In response to this comment, on March 5, 2003, the Company filed an SB-2 registration statement. On October 29, 2018, the Company filed a Form 15 with the Securities and Exchange Commission to suspend its Section 15(d) reporting obligations under the Exchange Act.

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BECAUSE WE HAVE A LIMITED OPERATING HISTORY, YOU MAY NOT BE ABLE TO ACCURATELY EVALUATE OUR OPERATIONS, PAGE 17

12.   WE NOTE YOUR DISCLOSURE THAT YOU HAVE HAD LIMITED OPERATIONS TO DATE. PLEASE REVISE HERE AND IN CORPORATE HISTORY AND DESCRIPTION OF BUSINESS TO MINIMIZE THE DISCUSSION OF PRE-2018 CORPORATE HISTORY TO THE EXTENT UNNECESSARY TO UNDERSTAND YOUR CURRENT OPERATIONS, AND CLARIFY HOW LONG YOU HAVE OPERATED WITHIN YOUR CURRENT BUSINESS LINE.

In response to this comment, the Company revised its registration statement to minimize the discussion of its pre-2018 corporate history and clarified that it has been in the business as a private credit company since September 2020 providing alternative financing solutions to small and medium-sized businesses (SMBs) across the United States.

OUR GROWTH MAY NOT BE SUSTAINABLE, PAGE 17

13.   WE NOTE THE REFERENCE TO YOUR "SYNDICATION PARTNERS" HERE AND TO YOUR "SYNDICATION PARTNERSHIPS" ON PAGE 48. PLEASE REVISE THESE AND SIMILAR REFERENCES TO FURTHER CLARIFY THE SYNDICATION ENTITIES AND THE NATURE AND TERMS OF THEIR RELATIONSHIPS WITH YOU. FOR EXAMPLE, APPROXIMATELY HOW MANY ARE THERE? WHAT IS THE NATURE OF THEIR BUSINESS?

In response to this comment, the Company has revised its disclosure in the “Business” section (see MCA – Syndication Partners) to further clarify the nature and terms of its syndication relationships.

Specifically, we now disclose that the Company currently maintains relationships with six syndication partners, comprised of three core partners and three secondary partners. Each of these partners operates in the same business line as FAVO Capital, namely revenue-based financing and the origination and funding of merchant cash advances (MCAs) and Purchase Receivable Financing (PRF) products.

We also disclose that syndication participation amounts generally range from 10% to 95% of an approved transaction’s value. These arrangements are governed by Master Participation Agreements and Independent Sales Organization agreements, which define the terms of engagement, including origination, funding, servicing, and collections. FAVO Capital provides these services both on its own behalf and on behalf of its syndication partners.

To address portfolio concentration risk, we have included disclosure that the Company does not participate in any syndication arrangement where its exposure exceeds 40% of a partner’s total portfolio. In addition, all syndication partners are provided with investment guidelines aligned with the Company’s internal underwriting standards, and they are required to adhere to these guidelines to ensure consistency and risk alignment across all investments.

The Company believes that these revisions provide greater transparency regarding the number of syndication partners, the nature of their business, the typical range of syndication participation amounts, and the contractual framework governing these relationships.

14.   WE NOTE THE REFERENCE TO EXPERIENCING "CUSTOMER TURNOVER." PLEASE REVISE HERE AND WHERE APPROPRIATE TO QUANTIFY YOUR APPROXIMATE CHURN RATE.

In response to this comment, the Company has revised its disclosure to quantify its customer turnover. The revised disclosure now states that approximately 30% to 40% of the Company’s direct portfolio customers have multiple fundings. This disclosure reflects the Company’s approximate churn rate, as a substantial portion of SMB customers may not return for repeat financings due to the inherent risks faced by smaller businesses, including economic volatility, inflationary pressures, changes in consumer spending, and rising interest rates. The Company believes this revision provides the requested quantification of customer turnover and clarifies the extent to which the Company experiences customer churn within its direct portfolio.

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WE ARE SUBJECT TO RISKS RELATING TO THE AVAILABILITY OF CAPITAL, PAGE 18

15.   PLEASE REVISE TO IDENTIFY THE "CERTAIN THIRD-PARTY PARTNERS."

In response to the Staff’s comment, the Company has revised its risk factor disclosure (captioned “We are subject to risks relating to the availability of capital”) to clarify the reference to “certain third-party partners.” The revised disclosure now identifies these third-party partners as the Company’s syndication partners, comprised of six entities (three core partners and three secondary partners), all of which operate within the merchant cash advance (MCA) and revenue-based financing industry.

The revised disclosure explains that, while the Company directly originates, underwrites, and funds MCAs through its own resources for direct fundings, it also participates in syndicated fundings where it is dependent upon syndication partners and the designated lead funder to operationalize and provide capital for merchant advances. The disclosure further notes that syndication participation amounts typically range from 10% to 95% of the transaction value, and that these arrangements are governed by Master Participation Agreements and related agreements.

The Company believes these revisions address the Staff’s comment by clearly identifying the nature of the third-party partners, the role they play in syndicated fundings, and the potential risks to the Company’s operations if capital from these partners is not available.

MERCHANT CASH ADVANCE BUSINESSES MAY BE UNABLE TO COLLECT CASH ADVANCE INCOME, PAGE 19

16.   PLEASE REVISE THIS RISK FACTOR TO PLACE THE RISK INTO CONTEXT. DESCRIBE WHO YOUR DEBTORS ARE AND DEFINE MERCHANT CASH ADVANCE BUSINESSES. DISCLOSE WHERE YOUR BUSINESS FALLS WITHIN THE DESCRIBED PROCESS AND RISK. THE REVISED DESCRIPTIONS OF YOUR DEBTORS AND CASH ADVANCE BUSINESS SHOULD ALIGN WITH THE TERMS AND DESCRIPTIONS USED IN THE SUMMARY, BUSINESS AND OTHER SECTIONS OF THE PROSPECTUS.

In response to this comment, the Company has revised the risk factor to provide additional context regarding the Company’s debtors, to define merchant cash advance (“MCA”) businesses, and to explain the Company’s role within the MCA process.

As revised, the disclosure now clarifies that MCA businesses, such as FAVO Capital, provide revenue-based financing to small and medium-sized businesses (“SMBs”) by purchasing a portion of their future receipts at a discount. The disclosure further explains that the Company’s debtors are primarily SMBs in industries such as restaurants, construction, physical fitness and accounting services, which use cash advances for working capital, inventory purchases, marketing, and other liquidity needs. The Company has also added language to note that it collects remittances through Automated Clearing House (“ACH”) debits or credit card split processing, and that, as a non-bank, it relies on FDIC-insured depository institutions and payment processors for these functions.

Finally, the disclosure has been updated to specify that the Company originates and underwrites advances directly, services and collects those advances through its processing partners, and in the case of syndicated fundings, manages collections on behalf of both itself and its syndication partners. These revisions are intended to provide a complete description of the Company’s business and risk profile in alignment with the Summary, Business, and other sections of the prospectus.

17.   WE STORE PERSONAL AND OTHER INFORMATION OF OUR PARTNERS, PAGE 27 WE NOTE YOUR DISCLOSURE ON PAGE 28 THAT SIMILAR U.S. STATE LAWS WILL BE GOING INTO EFFECT IN 2024. PLEASE UPDATE YOUR DISCLOSURE OF THE CURRENT STATUS OF U.S. STATE LAWS AS OF THE MOST RECENT PRACTICABLE DATE.

In response to this comment, the Company updated its registration statement to include the most recent data on States’ privacy laws.

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USE OF PROCEEDS, PAGE 44

18.   IF ANY MATERIAL PART OF THE PROCEEDS IS TO BE USED TO DISCHARGE INDEBTEDNESS, PLEASE DISCLOSE THE INTEREST RATE AND MATURITY OF SUCH INDEBTEDNESS AND, IF SUCH INDEBTEDNESS WAS INCURRED WITHIN ONE YEAR, DESCRIBE THE USE OF PROCEEDS OF SUCH INDEBTEDNESS OTHER THAN SHORT-TERM BORROWINGS USED FOR WORKING CAPITAL. IN THIS REGARD, WE NOTE YOUR DISCLOSURE THAT A PRIMARY OBJECTIVE OF THIS OFFERING IS TO SIGNIFICANTLY REDUCE YOUR OUTSTANDING DEBT AND THAT YOU INTEND TO ALLOCATE APPROXIMATELY $15 MILLION FROM IPO PROCEEDS TOWARDS DEBT REPAYMENT, AS WELL AS YOUR DISCLOSURE ON PAGE 53 THAT YOU CURRENTLY HOLD APPROXIMATELY $36.4 MILLION IN DEBT NOTES WITH PLANS TO REPAY OR REFINANCE A SUBSTANTIAL PORTION USING PROCEEDS FROM THE IPO AND SUBSEQUENT EQUITY OFFERINGS.

In response to this comment, the Company has revised its disclosure in the Use of Proceeds section of the registration statement to provide additional detail regarding the indebtedness to be repaid. Specifically, as of the date of this filing, the Company has approximately $30.0 million of outstanding indebtedness bearing an effective annual interest rate of approximately 15%, with a contractual maturity in June 2026.

We intend to use approximately $10.0 million of the net proceeds from this offering to repay a portion of such indebtedness. These borrowings were not incurred within the past year, other than short-term borrowings used for working capital purposes, and were originally undertaken to support general corporate purposes and growth of the Company’s merchant cash advance business. The partial repayment will reduce our aggregate indebtedness by roughly one-third, resulting in immediate savings in interest expense, enhancing free cash flow, and strengthening the Company’s overall capital structure.

DESCRIPTION OF THE BUSINESS, PAGE 46

19.   WE NOTE YOUR DISCLOSURE ON PAGES 3 AND 46 THAT YOUR FOCUS AREAS ARE MERCHANT CASH ADVANCES (“MCAS”), PURCHASES OF FUTURE RECEIPTS ("PFRS"), LINES OF CREDIT, ASSET- BACKED LOANS, AND SBA LOANS. WE ALSO NOTE YOUR DISCLOSURE ON PAGES F-6 AND F-25 THAT YOU HAVE TWO DIVISIONS: THE MCA DIVISION AND THE REAL ESTATE HOLDINGS DIVISION. DISCLOSURES ELSEWHERE, SUCH AS ON PAGES 8, 17, AND 31, INDICATE THAT YOU DO NOT CURRENTLY HAVE A REAL ESTATE PORTFOLIO OR ANY SPECIFIC TARGETS FOR ACQUISITION OR SALE AT THIS TIME. PLEASE REVISE YOUR DISCLOSURES THROUGHOUT THE DOCUMENT TO MORE CLEARLY AND CONSISTENTLY EXPLAIN THE EXTENT TO WHICH YOU HAVE ENGAGED IN EACH OF THESE KEY OFFERINGS (I.E., MCAS, PFRS, LINES OF CREDIT, ASSET-BACKED LOANS, SBA LOANS AND REAL ESTATE HOLDINGS) DURING THE PERIODS PRESENTED VERSUS THE EXTENT TO WHICH YOUR ENGAGEMENT IN THESE OFFERINGS ARE CURRENTLY ONLY PART OF YOUR FUTURE PLANS. TO THE EXTENT THAT YOU HAVE INCURRED MATERIAL COSTS RELATED TO THE IMPLEMENTATION OF THESE KEY OFFERINGS DURING THE PERIODS PRESENTED, PLEASE EXPLAIN AND QUANTIFY SUCH COSTS IN AN APPROPRIATE LOCATION, SUCH AS WITHIN MD&A.

In response to the comment, we have revised our disclosure throughout the prospectus to clarify the scope of our activities outside of our merchant cash advance business. Specifically:

▪  We have changed the heading “Other Funding Options” to “Brokering Activities” to more accurately describe this line of business.

▪  We have clarified that we do not originate or fund these additional products directly on balance sheet. Instead, we act as a broker or lead source by connecting small and medium-sized businesses (“SMBs”) to third-party lenders, including banks, credit unions, SBA-approved institutions, factoring companies, and other funders.

▪  We have revised the text to explicitly state that our revenues in this area are derived from commissions paid by funders when we deliver qualified borrowers, and not from interest, fees, or other income generated from the underlying financial products themselves.

▪  We have further clarified that these brokering activities accounted for approximately 20% of our total revenues during the periods presented, with the balance primarily attributable to direct and syndicated MCA activities.

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20.   WE NOTE YOUR DISCLOSURE ON PAGES 3 AND 46 DESCRIBING YOUR KEY OFFERINGS, INCLUDING MCAS AND PFRS. WE ALSO NOTE YOUR DISCLOSURE ON PAGES 55 AND F-7 THAT YOUR MAIN SOURCE OF REVENUE IS THROUGH AGREEMENTS FOR THE PURCHASE AND SALE OF FUTURE RECEIVABLES/RECEIPTS, COMMONLY REFERRED TO AS AN MCA. GIVEN THE SIGNIFICANT OVERLAP IN THE DESCRIPTION OF THESE TWO KEY OFFERINGS, PLEASE REVISE YOUR DISCLOSURES TO BETTER DIFFERENTIATE BETWEEN MCAS AND PFRS AND TO QUANTIFY THE AMOUNT OF ORIGINATIONS ATTRIBUTED TO EACH OF THESE OFFERINGS FOR EACH PERIOD PRESENTED.

In response to the comment, the Company has revised its disclosure throughout the Registration Statement to remove all references to “Purchases of Future Receipts” (“PFRs”) and “Agreements for the Purchase and Sale of Future Receivables/Receipts.” The Company now consistently refers only to merchant cash advances (“MCAs”) as its key product offering.

The prior references to PFRs were duplicative of our MCA disclosures, as both terms historically described the same underlying product structure. To avoid confusion and to present a clear and consistent description of our business, we have streamlined the disclosure to use MCA as the single defined term.

Accordingly:

▪  References to PFRs have been removed or conformed.

▪  The Company’s disclosure now states that our main source of revenue is through MCAs, and we have clarified that all originations presented in the Registration Statement relate to MCA transactions.

▪  Because the Company no longer distinguishes PFRs as a separate product, there is no quantification of originations by product type; instead, the origination data disclosed relates solely to MCA activity.

We respectfully submit that these revisions resolve the Staff’s comment by eliminating duplicative product descriptions and presenting a consistent, accurate picture of our business operations.

21.   WE NOTE YOUR DISCLOSURE THAT YOUR UNDERWRITING MODEL USES ANALYTICS, AUTOMATION, AND ALTERNATIVE DATA SOURCES TO ASSESS BUSINESS CREDITWORTHINESS, AS WELL AS YOUR DISCLOSURE ON PAGE 17 THAT MANY OF YOUR MERCHANT CUSTOMERS ARE IN THE ENTREPRENEURIAL STAGE OF THEIR DEVELOPMENT. PLEASE ENHANCE YOUR DISCLOSURES HERE AND/OR ELSEWHERE, AS APPROPRIATE, TO PROVIDE MORE DETAIL REGARDING HOW YOU ASSESS CREDITWORTHINESS AND EXAMPLES OF ALTERNATIVE DATA SOURCES.

In response to this comment, the Company has revised the disclosure to provide additional detail regarding how we assess merchant creditworthiness and the alternative data sources used in our underwriting process.

Specifically, the revised disclosure now clarifies that:

▪  Artificial intelligence and automation are integrated into our underwriting workflow to detect anomalies in application data and bank records, authenticate and normalize submitted bank statements, and identify potential fraud or misrepresentation.

▪  These technologies also automate initial screening against industry risk thresholds, repayment trends, and debt service coverage ratios, while enabling pattern recognition by comparing applicants to prior cases with similar repayment histories.

▪  Our alternative data sources include government and public records (e.g., Secretary of State filings, tax records, court filings), third-party credit bureaus (e.g., Experian, Equifax, TransUnion, Dun & Bradstreet), service provider references, landlord information, and background check platforms such as TLO and Clear. We also review applicants’ digital footprint—including website presence, customer reviews, and activity on platforms such as Google and Facebook—as part of our credit assessment.

▪  We give greater weight to the demonstrated financial performance of the business than to the owner’s individual credit scores, reflecting our focus on small and medium-sized businesses that may not otherwise qualify for conventional bank loans.

These enhancements are intended to provide greater transparency into the Company’s underwriting practices and align with the Staff’s request for expanded disclosure regarding the use of analytics, automation, and alternative data sources in assessing the creditworthiness of our merchant customers.

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22.   PLEASE FURTHER DESCRIBE YOUR UNDERWRITING MODEL AND PROCESS, AND WHERE THIS PROCESS FITS WITHIN YOUR OVERALL BUSINESS STRUCTURE. DESCRIBE ANY KEY RELATIONSHIPS WITH OUTSIDE OR THIRD-PARTY PROVIDERS THAT ARE NECESSARY FOR YOUR UNDERWRITING PROCESS. DESCRIBE WHAT MAKES YOUR UNDERWRITING PROCESS "STREAMLINED" AND EXPLAIN THE BASIS FOR YOUR STATEMENT THAT YOUR STREAMLINED UNDERWRITING PROCESS ALLOWS YOU TO APPROVE AND FUND DEALS FASTER THAN MANY TRADITIONAL LENDERS. ADDITIONALLY, CONSIDER RELEVANT RISK FACTOR DISCLOSURE REGARDING RELATED MATERIAL RISKS TO YOUR BUSINESS OR OPERATIONS. IN THIS REGARD, WE NOTE YOUR RISK FACTOR ON PAGE 18 THAT YOU ARE SUBJECT TO RISKS RELATING TO THE ABILITY OF YOUR CUSTOMERS TO GENERATE SALES TO REMIT RECEIVABLES, AS WELL AS YOUR RISK FACTOR ON PAGE 21 THAT YOU OFTEN INTERACT WITH PRIVATELY HELD COMPANIES ABOUT WHICH VERY LITTLE PUBLIC INFORMATION EXISTS.

In response to this comment, the Company has revised its disclosure to expand our description of our underwriting model and process. These include:

▪  We now provide a detailed description of our four-step underwriting framework, which incorporates both automated data analysis and human review.

▪  We have added disclosure explaining how our underwriting process fits into our overall business operations as the central function for originating and syndicating merchant cash advances.

▪  We have identified the key third-party providers we rely upon for data aggregation, document authentication, and fraud detection, including MoneyThumb and Ocrolus, and we have explained their role in our underwriting process.

▪  We have expanded our disclosure to clarify what makes our underwriting process “streamlined,” including the use of AI-based anomaly detection, automated bank-data aggregation, and reduced documentation requirements, which allow us to typically approve and fund transactions within 24–72 hours compared to weeks for traditional bank loans.

▪  We have updated the description of our risk factors to align with these disclosures, including:

o   Enhancing our risk factor on underwriting and capital availability to note that disruptions or inaccuracies in automated or third-party data services could materially impair our ability to evaluate applicants and manage fraud risk.

o   Expanding our risk factor concerning privately held SMBs with limited public information to note that, while we mitigate these risks with AI-driven and third-party tools, reliance on these tools and merchant-provided data carries its own risks, including the possibility of manipulation, inaccuracies, or service interruptions.

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23.   FOR EACH OF YOUR KEY OFFERINGS, DISCLOSE HOW YOU GENERATE REVENUE FROM EACH OFFERING AND DESCRIBE ANY RELATED AGREEMENTS AND KEY TERMS OF SUCH AGREEMENTS. DESCRIBE YOUR PRIMARY DISTRIBUTION METHODS AND, IF APPLICABLE, DISCLOSE ANY DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS, AND INCLUDE RELATED RISK FACTOR DISCLOSURE.

In response to this comment, the Company respectfully acknowledges the comment and has revised the disclosure to provide further detail regarding each of its key offerings, including how revenue is generated, the related agreements and their key terms, the Company’s primary distribution methods, and any dependence on significant customers.

Merchant Cash Advances (MCAs)

▪  Revenue Model: We generate revenue from MCAs primarily through factor rates applied to the purchase of future receipts. These receipts are remitted by merchants via daily or weekly automated debits until the purchased amount is satisfied.

▪  Related Agreements: Each MCA is documented by a standardized purchase and sale agreement, which sets forth the advance amount, purchased receipts amount, remittance schedule, and factor rate. In syndicated MCA transactions, we act as servicer under syndication agreements, earning servicing fees, retained participations, and profit allocations. Syndication agreements generally provide that we manage collections and distribute remittances, with servicing compensation paid on a priority basis.

▪  Distribution: Applications are sourced through direct marketing, referrals, industry partnerships, and independent sales organizations (ISOs). ISOs submit merchant applications under broker agreements, which typically provide for referral compensation based on funded amounts.

▪  Customer Dependence: Our MCA activities are diversified across a large number of small and medium-sized businesses. We are not dependent on any single merchant or a small group of merchants, and no individual customer accounts for a material portion of our MCA revenues.

Real Estate Activities

▪  Revenue Model: Our real estate strategy contemplates generating revenue from both (i) recurring rental income from residential and commercial leases and (ii) the marketing and sale of condominium units. At present, our revenues are derived exclusively from rental income, which is generated under tenant lease agreements providing for monthly rental payments, security deposits, and customary landlord protections. While the marketing and sale of condominium units remain part of our long-term strategy, no condominium sales have been completed to date, and no revenue has been recognized from condominium transactions.

▪  Related Agreements: Condominium sales are governed by purchase and sale agreements, which specify purchase price, deposit terms, and closing conditions. Leasing agreements provide for rental rates, term lengths, renewal options, and maintenance obligations.

▪  Distribution: We market real estate opportunities through broker networks, digital and traditional advertising campaigns, referral programs, and on-site promotional activities targeted at potential tenants and condominium buyers. We also establish relationships with co-investors and developers through joint venture or co-investment agreements to support certain projects.

▪  Customer Dependence: While real estate revenues are more concentrated by project compared to MCAs, we maintain a diversified base of tenants and buyers across developments. We are not dependent on any single tenant, buyer, or co-investor for our real estate activities.

Related Risk Factor Disclosure: We have also revised and expanded our risk factor disclosures in the amended Registration Statement to address the risks associated with reliance on syndication partners, ISOs, and marketing strategies for real estate activities, as well as the risks of customer concentration in real estate projects.

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24.   WE NOTE YOUR REFERENCE TO YOUR NETWORK OF FUNDING PARTNERS. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE HOW YOU SOURCE CAPITAL, YOUR NETWORK OF FUNDING PARTNERS, THE ARRANGEMENTS GOVERNING YOUR RELATIONSHIP WITH THESE FUNDING PARTNERS, AND ANY SIGNIFICANT CONCENTRATIONS IN YOUR FUNDING PARTNERS, INCLUDING RELATED RISK FACTOR DISCLOSURE IF APPLICABLE.

In response to this comment, the Company respectfully advises the SEC that the “funding partners” referenced in our prior disclosure refers specifically to syndication partners that co-fund merchant cash advances (“MCAs”) alongside us.

We have revised our disclosure in the “Business” section of the Registration Statement to clarify that:

▪  We fund MCAs through a combination of our own capital and contributions from syndication partners.

▪  In syndicated transactions, we act as servicer under syndication agreements, earning servicing fees, retained participations, and profit allocations.

▪  Syndication agreements generally provide that we manage collections, distribute remittances, and receive priority servicing compensation.

▪  While we maintain a broad network of syndication partners, our revenues from syndicated transactions are not materially dependent on any single partner or small group of partners.

We have also included risk factor disclosure under “Dependence on Syndication Partners and Agreements” to highlight risks associated with potential reductions in participation, terminations, or adverse changes in syndication arrangements.

BUSINESS MODEL & REVENUE GENERATION, PAGE 47

25.   WE NOTE THAT YOU PROVIDE MERCHANT CASH ADVANCES THROUGH DIRECT AND SYNDICATED ARRANGEMENTS. PLEASE REVISE YOUR DISCLOSURES HERE AND/OR ELSEWHERE, AS APPROPRIATE, TO ADDRESS THE ITEMS BELOW.

▪  EXPLAIN MORE FULLY ANY DIFFERENCES BETWEEN SYNDICATED AND DIRECT ARRANGEMENTS AND PROCESSES.

▪  SEPARATELY QUANTIFY THE ORIGINATIONS FUNDED THROUGH THE DIRECT FUNDING MODEL AND THROUGH THE SYNDICATED FUNDING PLATFORM FOR EACH PERIOD PRESENTED.

▪  DISCLOSE THE TYPICAL CONTRACTUAL TERMS FOR BOTH DIRECT AND SYNDICATED ORIGINATIONS.

▪  DISCUSS WHAT FEES ARE RECEIVED UNDER EACH TYPE OF ARRANGEMENT, WHEN THESE FEES ARE PAID (E.G., AT THE TIME OF ORIGINATION, AT CONTRACT EXECUTION, OVER A SPECIFIED TIME PERIOD, ETC.), AND WHO PAYS THEM.

▪  EXPLAIN WHEN THE ANCILLARY FEES YOU NOTE ON PAGE 47 APPLY.

▪  SEPARATELY DESCRIBE THE REPAYMENT PROCESSES FOR BOTH DIRECT AND SYNDICATED ORIGINATIONS.

▪  DISCLOSE WHETHER THERE IS ANY RECOURSE AVAILABLE TO SYNDICATION PARTNERS AGAINST YOU FOR MERCHANT DELINQUENCIES OR DEFAULTS.

▪  FOR EACH TYPE OF TRANSACTION, CLARIFY WHEN SALES COMMISSIONS BECOME PAYABLE AND HOW SUCH AMOUNTS ARE CALCULATED.

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In response to this comment, the Company has revised its disclosure in the “Business” section of the Registration Statement to provide greater detail regarding its direct and syndicated MCA arrangements. Specifically:

▪  Differences Between Syndicated and Direct Arrangements: We have added a table comparing key aspects of direct and syndicated funding, including definitions, revenue models, capital deployment, risk exposure, underwriting, funding scale, administration, economic participation, speed of execution, and contract structures. The revised disclosure clarifies that in direct fundings, the Company provides the entire advance from its own capital and assumes 100% exposure, while syndicated fundings involve multiple parties pooling capital under Master Participation Agreements.

▪  Quantification of Originations: We have included a table quantifying originations funded through direct and syndicated models for the years ended December 31, 2023 and 2024, and the six months ended June 30, 2025. The table shows total funding volumes of $34.6 million in 2023 ($17.3 million direct, $17.4 million syndicated), $31.0 million in 2024 ($13.0 million direct, $18.0 million syndicated), and $15.6 million in the first half of 2025 ($5.9 million direct, $9.8 million syndicated).

▪  Typical Contractual Terms: We have disclosed that MCA agreements for both direct and syndicated originations typically include the advance amount, purchased receipts amount, remittance schedule (daily or weekly ACH debits), and factor rate. Syndicated terms are governed by additional Master Participation Agreements outlining participation levels, servicing authority, and profit-sharing.

▪  Fees Received: For direct fundings, we earn origination fees, administrative fees, MCA income, and ancillary fees (e.g., NSF, collections, UCC filings), recognized over the contract term. For syndicated fundings, we earn proportionate MCA income, servicing/collection fees as lead funder, and rebates based on portfolio performance. Fees are typically deducted from remittances or paid on a priority basis.

▪  Ancillary Fees: We have clarified that ancillary fees apply for NSF charges, collections efforts, UCC filings, and other administrative costs incurred during servicing, and are recognized as incurred.

▪  Repayment Processes: For both models, repayments occur via daily/weekly ACH debits or credit card splits. In direct fundings, we manage collections directly; in syndicated, we administer as lead servicer and distribute proceeds pro rata.

▪  Recourse to Syndication Partners: We have disclosed that most syndicated MCAs are non-recourse, with losses borne pro rata among participants, except in cases of mismanagement or breach.

▪  Sales Commissions: Commissions are payable upon funding and calculated as a percentage of the funded amount. For direct, commissions go to internal sales; for syndicated, they may be shared with originating partners.

26.   WE NOTE YOUR DISCLOSURE ON PAGE 18 THAT YOU ARE DEPENDENT ON CERTAIN THIRD-PARTY PARTNERS TO OPERATIONALIZE MERCHANT CASH ADVANCES. DESCRIBE HOW YOU OPERATIONALIZE MERCHANT CASH ADVANCES, AS WELL AS THE NATURE OF YOUR DEPENDENCE ON CERTAIN THIRD-PARTY PARTNERS. DESCRIBE THE KEY TERMS OF YOUR ARRANGEMENTS WITH YOUR THIRD-PARTY PARTNERS AND THE NATURE OF YOUR DEPENDENCE ON CERTAIN THIRD-PARTY PARTNERS. DESCRIBE THE KEY TERMS OF YOUR ARRANGEMENTS WITH YOUR THIRD-PARTY PARTNERS AND FILE RELATED AGREEMENTS AS EXHIBITS OR TELL US WHY THESE DO NOT NEED TO BE FILED.

In response to this comment, the Company has revised its disclosure (risk factor captioned “We are subject to risks relating to the availability of capital”) and in the “Business” section of the Registration Statement to clarify how we operationalize merchant cash advances (“MCAs”) and the nature of our dependence on third-party partners. As revised, the disclosure now explains that we operationalize MCAs through a four-step process: (i) origination and application intake, (ii) underwriting and credit assessment, (iii) funding and disbursement, and (iv) servicing and collections. We rely on third-party partners—specifically our syndication partners and Independent Sales Organizations (“ISOs”)—for capital co-funding in syndicated transactions and for merchant referrals, respectively.

We have also described the key terms of our arrangements with these partners:

▪  Syndication Partners: Governed by Master Participation Agreements, which outline participation levels (typically 10%–95% of transaction value), servicing responsibilities (including collections and remittances), profit-sharing mechanics, and risk allocation (generally non-recourse, with losses borne pro rata). We do not file these agreements as exhibits because they are standard commercial agreements entered into in the ordinary course of business and do not meet the materiality thresholds under Item 601(b)(10) of Regulation S-K.

▪  ISOs: Governed by broker agreements providing for referral compensation (typically a percentage of the funded amount) upon closing. These are also ordinary course agreements that do not require filing under Item 601(b)(10).Our dependence on these partners is limited: syndicated funding provides capital efficiency but is not essential, as we can originate directly; ISOs account for a significant but non-majority portion of originations. Disruptions could increase costs or reduce volume but would not halt operations.

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EMPLOYEES, PAGE 49

27.   WE NOTE AN ARTICLE DISCUSSING A WORKFORCE OF "OVER 120 PROFESSIONALS ACROSS FIVE GLOBAL OFFICES." PLEASE RECONCILE WITH THE DISCLOSURE THAT YOU HAVE OFFICES IN NEW YORK, FLORIDA AND DOMINICAN REPUBLIC.

In response to this comment, the Company has revised its disclosure to clarify that it employs 134 professionals across offices in New York, Florida, and two locations in the Dominican Republic (Bonao and La Vega), as well as its recently acquired mixed-use property in Hollywood, Florida (1818 Park). The prior reference to "five global offices" in external articles was inaccurate and has been corrected in our communications. The Company does not maintain five separate offices; rather, its workforce is distributed across these key operational sites.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 49

28.   PLEASE REVISE TO INCLUDE A DISCUSSION OF FINANCIAL CONDITION AND MATERIAL CHANGES IN FINANCIAL CONDITION FOR EACH OF THE PERIODS PRESENTED, INCLUDING A DESCRIPTION OF UNDERLYING REASONS FOR MATERIAL CHANGES IN BOTH QUANTITATIVE AND QUALITATIVE TERMS. PLEASE REFER TO ITEM 11(H) OF INSTRUCTIONS TO FORM S-1 AND ITEM 303 OF REGULATION S- K.

In response to this comment, the Company has revised its MD&A to include a dedicated section discussing its financial condition and material changes thereto for the years ended December 31, 2023 and 2024, and the six months ended June 30, 2025 (compared to June 30, 2024). The revised disclosure provides both quantitative and qualitative analysis of key balance sheet changes, including:

▪  Current Assets: Increases in cash equivalents and advance receivables driven by expanded MCA originations and the Simplified Acquisition, partially offset by higher allowances for credit losses due to portfolio growth.

▪  Non-Current Assets: Addition of $1.2 million in goodwill and $0.7 million in intangible assets from the Simplified Acquisition, as well as the $190 million 1818 Park real estate acquisition in July 2025 (post-period, but material to understanding subsequent condition).

▪  Current Liabilities: Fluctuations in syndicate payables and accrued liabilities reflecting syndication activity and operational scaling.

▪  Non-Current Liabilities: Increases in notes payable to fund growth, with $30.0 million outstanding at approximately 15% interest as of the latest practicable date.

▪  Stockholders’ Deficit: Widening deficit due to accumulated losses, partially offset by equity issuances (e.g., Series A preferred stock) and the 1818 Park acquisition.

RESULTS OF OPERATIONS

REVENUE, PAGE 50

29.   PLEASE ENHANCE YOUR DISCLOSURES HERE, AND ON PAGE 52, TO MORE FULSOMELY EXPLAIN HOW THE KEY DRIVERS OF REVENUE AND COST OF REVENUE RELATE TO THE PERIOD-OVER-PERIOD CHANGES. FOR EXAMPLE, ENHANCE YOUR DISCLOSURE TO BETTER DESCRIBE HOW YOU DETERMINED WHICH SYNDICATION PARTNERS ARE LESS PROFITABLE AND THE SHIFT IN FOCUS FROM SYNDICATED DEALS TO DIRECTLY FUNDED DEALS AND THE DECISION TO STOP SYNDICATING WITH LESS PROFITABLE SYNDICATION PARTNERS CORRELATES TO THE DECREASE IN REVENUE. IN ADDITION, REVISE YOUR DISCLOSURE TO CLARIFY THE EXTENT TO WHICH THE DECREASE IN COST OF REVENUE IS ASSOCIATED WITH VOLUME VERSUS FEE RATE CHANGES. TO THE EXTENT THAT FEE RATES CHANGED, PLEASE QUANTIFY THE CHANGE (E.G., DISCLOSE THE CHANGE IN AVERAGE FEE RATE) AND EXPLAIN THE UNDERLYING DRIVERS.

In response to this comment, the Company has enhanced its MD&A disclosures for both annual and interim periods to more fully explain the key drivers of revenue and cost of revenue changes. Specifically:

▪  Revenue Drivers: We now specifically mention the growth in revenue from the Simplified acquisition as well as highlighting the changes in Direct and Syndicated revenue.

▪  Cost of Revenue: We clarify that the decrease was driven by lower volumes (fewer syndicated deals) vs fee rate reductions as well as highlighting the other areas which have impacted cost of revenue.

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OPERATING EXPENSES, PAGE 51

30.   WE NOTE YOUR DISCLOSURES REGARDING OPERATING EXPENSES HERE AND, FOR INTERIM PERIODS, ON PAGE 52. TO IMPROVE INVESTOR UNDERSTANDING OF YOUR RESULTS OF OPERATIONS, PLEASE ENHANCE YOUR DISCLOSURES TO ADDRESS THE ITEMS BELOW.

▪  SEPARATELY QUANTIFY ANY MATERIAL COMPONENTS OF G&A EXPENSES FOR EACH OF THE PERIODS PRESENTED AND ENSURE THAT THE ACCOMPANYING NARRATIVE ADDRESSES THE KEY DRIVERS OF THE PERIOD-OVER-PERIOD CHANGE FOR EACH COMPONENT.

▪  CLARIFY HOW UNDERWRITING IMPROVED DURING 2023 AND WHY A SHIFT TO DIRECT FUNDING RESULTED IN A LOWER BAD DEBT ALLOWANCE FOR CREDIT LOSSES.

▪  EXPLAIN MORE FULLY HOW THE ACQUISITION OF THE FAVO GROUP OF COMPANIES DROVE AN INCREASE IN THE BAD DEBT ALLOWANCE FOR CREDIT LOSSES.

▪  DISCUSS HERE OR IN ANOTHER APPROPRIATE LOCATION YOUR CHARGE-OFF LEVELS, TRENDS, CHANGES, AND RELATED DRIVERS FOR THE PERIODS PRESENTED.

In response to this comment, the Company has enhanced its MD&A disclosures for operating expenses in both annual and interim periods. The Company has also increased the disclosures related to credit allowances and underwriting

CRITICAL ACCOUNTING POLICIES, PAGE 54

31.   PLEASE REVISE YOUR DISCLOSURE HERE AND IN YOUR SUMMARY OF SIGNIFICANT ACCOUNTING POLICY FOOTNOTES TO DISCLOSE YOUR GOODWILL IMPAIRMENT POLICY.

In response to this comment, the Company has revised its Critical Accounting Policies disclosure and financial statement footnotes to include its goodwill impairment policy. As revised, we disclose that goodwill is tested annually for impairment (or more frequently if indicators arise) using a qualitative assessment followed by a quantitative fair value comparison if necessary. Impairment is recognized if carrying value exceeds fair value. This aligns with ASC 350.

32.   PLEASE REVISE YOUR DISCLOSURES HERE AND IN YOUR FINANCIAL STATEMENT FOOTNOTES TO DISCLOSE YOUR CHARGE-OFF POLICY FOR ADVANCE RECEIVABLES.

In response to this comment, the Company has revised its Critical Accounting Policies and footnotes to disclose its charge-off policy for advance receivables. As revised, we state that receivables are charged off when deemed uncollectible based on factors such as delinquency >90 days, bankruptcy, or legal determination, aligning with ASC 326.

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REVENUE RECOGNITION, PAGE 55

33.   WITH REGARD TO MCAS, WE NOTE YOUR DISCLOSURE THAT MERCHANTS ARE CONTRACTUALLY REQUIRED TO REPAY YOU BASED ON AN ESTIMATED PERIOD AND AGREED-UPON PERCENTAGE OF FUTURE RECEIVABLES/RECEIPTS THAT THE CUSTOMER COLLECTS. PLEASE REVISE YOUR DISCLOSURES HERE AND/OR ELSEWHERE, AS APPROPRIATE, TO CLARIFY:

▪  HOW YOU DEFINE THE “ESTIMATED PERIOD;”

▪  WHETHER THERE IS A DEFINITIVE END DATE BY WHICH ALL AMOUNTS MUST BE REPAID;

▪  WHETHER THERE ARE ANY MINIMUM PAYMENT REQUIREMENTS;

▪  AVERAGE DURATION OF MCA CONTRACTS;

▪  AVERAGE DISCOUNT OR FACTOR RATES; AND

▪  WHETHER YOU MONITOR RECEIVABLES WITH REPAYMENT PERIODS GREATER THAN YOUR ORIGINAL EXPECTED OR CONTRACTUAL REPAYMENT PERIOD. IF YOU DO MONITOR THIS, DISCLOSE THE PROPORTION OF SUCH RECEIVABLES FOR THE PERIODS PRESENTED.

In response to this comment, the Company has revised its Revenue Recognition disclosure and related sections to clarify MCA terms:

“Estimated Period”: The estimated period is dependent on the agreed-upon % of the customer’s future receipts that the customer collects.

▪  Definitive End Date: No fixed maturity; repayment continues until purchased amount is remitted, subject to reconciliation if requested and based on a decline in receipts.

▪  Minimum Payments: Minimum payment are defined as per the contract but are adjusted if requested by the merchant on the basis of their receipt history.

▪  Average Duration: Approximately 8-10 months based on historical data.

▪  Average Factor Rate: Typically 1.2–1.4x the advance amount.

▪  Monitoring Extended Repayments: The Company does not currently actively monitor receivables with repayment periods greater than the original expected or contractual payment period. The Company however does track and adjust a status of a deal depending on the latest information available for example. Performing, modified payments, Legal etc

34.   WE NOTE YOUR DISCLOSURES REGARDING REVENUE AND COSTS ASSOCIATED WITH MCAS. PLEASE REVISE YOUR DISCLOSURES HERE AND/OR ELSEWHERE, AS APPROPRIATE, TO ADDRESS THE ITEMS BELOW.

▪  EXPLAIN WHERE FEES, REPAYMENTS OF PRINCIPAL, AND REVENUE FOR THE DISCOUNT AMOUNT ARE EACH REFLECTED IN THE FINANCIAL STATEMENTS.

▪  PROVIDE A ROLL-FORWARD SHOWING MCA ACTIVITY OVER THE PERIODS PRESENTED, DISAGGREGATED BETWEEN SYNDICATION AND DIRECT ARRANGEMENTS.

▪  DISCUSS HOW YOU DETERMINE THE PROPORTION OF REMITTANCES ALLOCATED TO PRINCIPAL REPAYMENT VERSUS REVENUE AND, TO THE EXTENT THAT IT IS NOT ALREADY PROVIDED IN THE ROLL-FORWARD REQUESTED ABOVE, DISCLOSE WHAT PROPORTION WAS ALLOCATED TO EACH FOR THE PERIODS PRESENTED.

In response to this comment, the Company has revised its Revenue Recognition footnote and MD&A to address MCA accounting:

▪  Financial Statement Reflection: Origination/administrative fees recognized as revenue over contract term (Revenue line); principal repayments reduce Advance Receivables; discount revenue recognized as remittances collected (Revenue line).

▪  Roll-Forward: Added table showing MCA activity (beginning balance, originations, collections, charge-offs, ending balance) disaggregated by direct/syndicated for 2023, 2024, and H1 2025.

▪  Allocation: Proportion determined by applying contractual factor rate to allocate remittances between principal (reduces receivable) and revenue (discount portion); e.g., X% to principal, Y% to revenue in 2023 (disclosed by period).

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MANAGEMENT AND BOARD OF DIRECTORS, PAGE 57

35.   PLEASE REVISE YOUR DISCLOSURE TO DISCLOSE THE PERIOD(S) DURING WHICH EACH DIRECTOR HAS SERVED ON THE BOARD OF DIRECTORS. PLEASE ALSO REVISE YOUR DESCRIPTION OF THE BACKGROUND AND BUSINESS EXPERIENCES OF YOUR DIRECTORS AND EXECUTIVE OFFICERS TO DISCLOSE EACH PERSON'S PRINCIPAL OCCUPATIONS AND EMPLOYMENT DURING THE PAST FIVE YEARS. REFER TO ITEM 401(E)(1) OF REGULATION S-K.

In response to this comment, the Company updated its registration statement to include the date of commencement as a director and also to include a 5-year employment history for each officer and director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 63

36.   PLEASE REVISE TO DISCLOSE, FOR EACH TRANSACTION DISCUSSED, THE NAME OF THE RELATED PERSON AND THE BASIS UPON WHICH THE PERSON IS A RELATED PERSON.

In response to this comment, the Company has revised its Certain Relationships and Related Transactions section to disclose, for each transaction, the name of the related person and the basis for their related-party status (e.g., officer, director, or affiliate).

DESCRIPTION OF CAPITAL STOCK

SERIES C PREFERRED STOCK, PAGE 65

37.   YOUR DISCLOSURES IN SOME SECTIONS, SUCH AS ON PAGE 14, APPEAR TO INDICATE THAT SERIES C PREFERRED STOCK WILL CONVERT INTO SHARES OF YOUR COMMON STOCK UPON FILING OF YOUR REGISTRATION STATEMENT. OTHER DISCLOSURES, SUCH AS ON PAGE 33, APPEAR TO INDICATE THAT AUTOMATIC CONVERSION WILL OCCUR WHEN SALE OF YOUR COMMON SHARES OCCUR. FURTHER, DISCLOSURES ON PAGE 66 STATE THAT THE SERIES C SHARES WILL BE REDEEMED AND CONVERTED. PLEASE REVISE YOUR DISCLOSURES TO CLARIFY WHEN THESE PREFERRED SHARES WILL CONVERT TO COMMON SHARES (I.E., WHETHER IT OCCURRED UPON FILING OF YOUR REGISTRATION STATEMENT OR WHETHER IT WILL OCCUR UPON EFFECTIVENESS OR SALE OF YOUR COMMON SHARES) AND WHETHER YOU INTEND TO REDEEM SHARES.

In response to this comment, the Series C shares have been converted to common stock pursuant to a notice of conversion submitted by Vincent Napolitano. The Series C shares were thus voluntarily converted to common stock as per the designation for the Series C Preferred Stock. The Company has filed a Certificate of Withdrawal for the Series C Preferred Stock, as no shares remain outstanding. All references to automatic conversion upon filing, effectiveness, or sale have been removed, and the disclosure now states that the conversion has already occurred.

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INDEX TO FINANCIAL STATEMENTS, PAGE 77

38.   WE NOTE NUMEROUS INCONSISTENCIES IN YOUR FINANCIAL STATEMENT AND FOOTNOTE PRESENTATION AS DISCLOSED ON PAGES F-1 THROUGH F-20 COMPARED TO PAGES F-21 THROUGH F-35. THESE INCONSISTENCIES INCLUDE, BUT ARE NOT LIMITED TO:

▪  BALANCE SHEET PRESENTATION (E.G., LINE ITEMS);

▪  BALANCE SHEET AMOUNTS AS OF DECEMBER 31, 2023 (SEE PAGE F-2 VERSUS PAGE F-21);

▪  STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS PRESENTATION;

▪  STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS ACTIVITY (E.G., PREFERRED SHARES INTEREST EXPENSE INCLUDED IN FY 2023, BUT NOT IN THE NINE MONTHS ENDED SEPTEMBER 30, 2023);

▪  STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT PRESENTATION, BALANCES, AND ACTIVITY;

▪  STATEMENTS OF CASH FLOWS PRESENTATION; AND

▪  SEVERAL DISCLOSURES IN THE NOTES TO FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 THAT ARE INCONSISTENT WITH THE FINANCIAL STATEMENTS, NOTES TO FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023, AND/OR WITH MD&A DISCLOSURES (E.G., DISCLOSURE OF PROVISION VERSUS CREDIT LOSSES ON FINANCIAL INSTRUMENTS, FAVO GROUP TRANSACTION AMOUNTS, ETC.).

PLEASE EXPLAIN THESE INCONSISTENCIES AND REVISE YOUR FINANCIAL STATEMENT PRESENTATION AND OTHER DISCLOSURES AS NECESSARY.

In response to this comment, the Company has revised its financial statements and footnotes to resolve the noted inconsistencies. The Company has included the latest available financial statements which are the audited financial statements for the full year 2024 and the YTD Q2 2025 interim results.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES, PAGE 86

39.   PLEASE REVISE THIS SECTION TO INCLUDE FOR EACH SALE THE INFORMATION REQUIRED BY ITEM 701 OF REGULATION S-K. FOR EXAMPLE PURPOSES, PLEASE IDENTIFY THE PERSONS OR CLASS OF PERSONS TO WHOM YOU AUTHORIZED THE ISSUANCES OF RESTRICTED SHARES ON MARCH 8, 2021 AND JUNE 30, 2021.

In response to this comment, the Company revised its registration statement to include the persons who received the issuance of restricted shares on each of those dates.

FAVO CAPITAL, INC. CONSOLIDATED BALANCE SHEETS, PAGE F-2

40.   WE NOTE THAT YOU HAD A SUBSCRIPTION RECEIVABLE OF $3,020,831 AS OF DECEMBER 31, 2023 AND YOUR DISCLOSURE ON PAGE F-23 INDICATING THE RECOGNITION OF A COMMON STOCK SUBSCRIPTION AMOUNT AS OF SEPTEMBER 30, 2024. WE ALSO NOTE YOUR DISCLOSURES, SUCH AS ON PAGES 87-88 AND F-20, REGARDING THE ISSUANCE OF SERIES A PREFERRED SHARES TO FORFRONT CAPITAL, LLC IN ACCORDANCE WITH A SIGNED SUBSCRIPTION AGREEMENT. PLEASE REVISE YOUR DISCLOSURES IN AN APPROPRIATE LOCATION TO PROVIDE ADDITIONAL INFORMATION REGARDING THE TERMS AND ORIGIN OF ANY SUBSCRIPTION AGREEMENTS AND YOUR ACCOUNTING POLICY FOR RECORDING THESE TRANSACTIONS.

In response to this comment, the Company has revised its disclosures to include an explanation on Stock Subscription Receivables.

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CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT), PAGE F-4

41.   WE NOTE YOUR RETAINED EARNINGS DISTRIBUTIONS IN 2022 AND 2023. PLEASE ADDRESS THE ITEMS BELOW.

▪  REVISE YOUR DISCLOSURES TO EXPLAIN THESE DISTRIBUTIONS, SUCH AS WHO RECEIVED THEM AND WHY THEY WERE MADE.

▪  GIVEN THE ABSENCE OF RETAINED EARNINGS, TELL US HOW YOU DETERMINED THAT THESE DISTRIBUTIONS SHOULD BE ACCOUNTED FOR AS AN INCREASE TO ACCUMULATED DEFICIT RATHER THAN AS A RETURN OF CAPITAL CHARGED AGAINST ADDITIONAL PAID-IN CAPITAL. INCLUDE IN YOUR RESPONSE ANY AUTHORITATIVE GUIDANCE YOU RELIED UPON IN REACHING YOUR CONCLUSION.

In response to this comment, the Company has revised the FAVO Group of Companies acquisition note to include more details related to the acquisition. The acquisition was deemed an acquisition under common control and therefore the prior period consolidated financial statements for the periods in which the entities were under common control have been adjusted. Accordingly, the Company’s prior period consolidated financial statements from the date of common control under FAVO have been adjusted to include the financial information of all the entities for that same period. The retained earnings distribution was done prior to the acquisition date and have therefore been shown as a retained earnings distribution as part of the consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-6

42.   PLEASE REVISE TO INCLUDE A DESCRIPTION OF, AND ACCOUNTING POLICY FOR, SYNDICATE PAYABLE.

In response to this comment, the Company has revised its footnotes to include a description and accounting policy for syndicate payable. As revised, we disclose that syndicate payable represents amounts due to syndication partners for their pro rata share of remittances collected on syndicated MCAs. These are recorded as liabilities upon funding and reduced as collections are distributed.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-7

43.   PLEASE PROVIDE US WITH YOUR ACCOUNTING ANALYSIS FOR MERCHANT CASH ADVANCES, INCLUDING SPECIFIC REFERENCES TO AUTHORITATIVE GUIDANCE YOU RELIED UPON TO SUPPORT YOUR ACCOUNTING TREATMENT AND PRESENTATION. ENSURE THAT YOUR ANALYSIS ADDRESSES ANY DIFFERENCES IN ACCOUNTING FOR SYNDICATED AND DIRECT MCAS.

In response to this comment, the Company respectfully provides the following accounting analysis for merchant cash advances (“MCAs”), including references to authoritative guidance. Our MCAs are structured as purchases of future receipts (not loans), accounted for under ASC 310 (Receivables) as nonrefundable receivables. Revenue (discount) is recognized proportionally as remittances are collected (ASC 310-20). Syndicated MCAs follow the same model, with our participation recorded as a receivable and partners’ shares as syndicate payable (ASC 405). No differences in core accounting; syndication adds bifurcation of economics.

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CREDIT LOSSES ON FINANCIAL INSTRUMENTS, PAGE F-8

44.   PLEASE ENHANCE YOUR DISCLOSURES, HERE AND IN YOUR INTERIM FOOTNOTES, TO PROVIDE A DISCUSSION OF CHANGES IN RISK FACTORS THAT INFLUENCED YOUR CURRENT ESTIMATE OF CREDIT LOSS AS WELL AS REASONS FOR THOSE CHANGES (E.G., CHANGES IN PORTFOLIO COMPOSITION, UNDERWRITING PRACTICES, ETC.). IN ADDITION, REVISE YOUR DISCLOSURES TO DISCUSS ANY REASONS FOR SIGNIFICANT CHANGES IN THE AMOUNT OF WRITE-OFFS. REFER TO ASC 326-20-50- 10 AND -11.

In response to this comment, the Company has enhanced its credit loss disclosures in the footnotes (annual and interim) to discuss changes in risk. The disclosure also includes a summary of movements in credit losses for the year.

NOTE 4 - FAVO GROUP ACQUISITION, PAGE F-11

45.   WE NOTE YOUR DISCLOSURE ON PAGE F-12 OF THE ENTITIES ACQUIRED IN THE FAVO GROUP TRANSACTION. PLEASE ENHANCE YOUR DISCLOSURES TO BRIEFLY DESCRIBE EACH ACTIVE ENTITY, INCLUDING WHAT BUSINESS IT HAS BEEN ENGAGED IN DURING THE PERIODS COVERED BY YOUR FINANCIAL STATEMENTS. REFER TO ASC 805-50-50-3.

In response to this comment, the Company has enhanced its FAVO Group acquisition footnote to briefly describe each active entity’s business during the periods presented (e.g., FAVO Funding LLC: direct MCA funder; Honeycomb Sub Fund LLC: syndication entity). Inactive entities (e.g., California LLCs) are noted as dormant. This complies with ASC 805-50-50-3.

FAVO CAPITAL, INC. CONSOLIDATED BALANCE SHEETS (UNAUDITED), PAGE F-21

46.   PLEASE REVISE YOUR DISCLOSURE, IN AN APPROPRIATE LOCATION, TO EXPLAIN WHAT "DEFERRED REVENUE" AND "PREPAID EXPENSE" REPRESENT. FURTHER, PLEASE:

▪  REVISE THE FINANCIAL STATEMENTS FOOTNOTES TO INCLUDE AN ACCOUNTING POLICY FOR EACH OF THESE ITEMS; AND

▪  TELL US WHY YOU PRESENT DEFERRED REVENUE AS A REDUCTION TO ADVANCE RECEIVABLES RATHER THAN AS A LIABILITY. INCLUDE REFERENCES TO AUTHORITATIVE LITERATURE YOU RELIED UPON TO SUPPORT YOUR CONCLUSIONS.

In response to this comment, the Company has included in this latest update the audited financial statements for the full year 2024 and the YTD June 2025 interim results. In line with the audit, prepaid expenses have been re-classified as Stock Subscription payable and the reference to deferred revenue has been excluded. The Company has also updated the disclosures to include more information on deferred commissions and origination fees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED), PAGE F-25

47.   PLEASE REVISE YOUR INTERIM FOOTNOTE DISCLOSURES TO INCLUDE AN ALLOWANCE ROLL-FORWARD. REFER TO ASC 326-20-50-13.

In response to this comment, the Company has revised its interim footnotes to include an allowance for credit losses roll-forward, showing beginning balance, provision, charge-offs, recoveries, and ending balance (ASC 326-20-50-13).

NOTE 4 – BUSINESS COMBINATIONS, PAGE F-29

48.   PLEASE REVISE TO INCLUDE ALL OF THE DISCLOSURES REQUIRED BY ASC 805-10-50-2 FOR THE SIMPLIFIED ACQUISITION.

In response to this comment, the Company has revised the Business Combinations footnote to include all ASC 805-10-50-2 disclosures for the Simplified Acquisition, such as acquisition date, assets/liabilities recognized, goodwill rationale, and pro forma information (or impracticability explanation).

Sincerely,

/s/ Katy Murless

Katy Murless

Chief Financial Officer

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